GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

February 10, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  H. Yuna Peng,

                  Office of Emerging Growth Companies

Dear Ms. Peng:

Re:  Trend Technology Corporation (the "Company")

        - Registration Statement on Form 10-SB-12G

        - File No. 000-50978

        - Filed on October 7, 2004

We provide the following responses to your comment letter dated November 5, 2004.  We have enclosed three black-lined copies and one clean copy of amendment number 1 to the 10-SB registration statement.

Facing Page of Form 10-SB

1.

We have revised the face page to indicate that no securities are being registered under 12(b) of the Act.

Description of Business

2.

The current statements in the 10-SB regarding the start up of operations, field work and financing activities are correct.  The inconsistent statement in Note number 1 of the financial statements has been amended to state that operations commenced March 1, 2003.

3.

We have revised the document to provide details of the offering as requested.

4.

We have deleted the words "legal feasibility".  This was simply intended as a reference to the regulatory hurdles involved in actual mining but is also caught by the broader reference to "economic feasibility".

5.

The comprehensive technical report on the property was prepared by Mr. Gerry Diakow who is a consulting geologist.  Mr. Diakow has joined the Company as Vice President of Exploration.  We have identified Mr. Diakow as the author of the report under the subsection "Our Principal Products and Their Markets" in the Form 10-SB.

6.

The Copper Prince Property was staked by the Company's consulting geologist, Mr. Gerry Diakow.  Mr. Diakow has been receiving US$1,000 per month from the Company for acting as a consultant to the Company.  Mr. Diakow has joined the Company as Vice President of Exploration.  This is disclosed where relevant throughout the Form 10-SB.

7.

We have indicated that the Company is primarily seeking copper in its exploration activities.

8.

Our original disclosure regarding the Company's competitive position in the mining industry is quite comprehensive.  We have added some further defining language.  The Company does not have a particular competitive position in the exploration industry.  It is simply one of many junior exploration companies seeking mineral properties with further exploration potential.

9.

We have included a short discussion on availability of supplies for exploration activities.

10.

The Company is not conducting mining operations and does not believe that an extensive description of mining regulations in Canada is relevant disclosure.  The Company has expanded the disclosure under the heading "need for any government approval of principal products or services" to include a description of government approvals required for mineral exploration in British Columbia.

11.

We have expanded the disclosure under the heading "Need for any government approval of principal products or services" to include a discussion of governmental regulatory requirements for mineral exploration in British Columbia.

12.

We have now stated clearly that the Company does not need to raise capital to pay for claim exploration in the next 12 months.

13.

We have expanded the disclosure regarding the potential acquisition of new properties through option agreements and otherwise under the heading "Sources and Availability of Raw Materials and the Names of Principal Suppliers".

14.

The information set out in Item 101(c) of Regulation S-B is required in registration statements filed under the Securities Act of 1933.  A Form 10-SB is a filing under the Securities Exchange Act of 1934.

15.

We have disclosed the 10-SB is being filed on a voluntary basis and have explained the reasons for the filing under Item 1 of the Form 10-SB.

16.

We have amended this disclosure to state that our Vice-President of Exploration has extensive industry experience and is familiar with government regulations respecting early exploration of mining claims in British Columbia, Canada.  This is a statement of fact and is not promotional in the context.  Mr. Diakow has 32 years of mining exploration experience in Canada.

17.

We have amended the disclosure as requested.  However, in the writer's previous experience, research and development activities imply information technology or an industrial business not mining exploration.

18.

We have disclosed the minimum number of hours per week the Company's officers devote to the Company's business under the Plan of Operation.

19.

We have clarified under the Plan of Operation that the Company will be using its Vice-President of Exploration and consultants to perform its exploration for the foreseeable future.

Plan of Operation, page 8

20.

We have clarified the disclosure regarding share subscriptions.   The "9,202,300" number was a typo and should have been "9,902,300".

21.

We have stated the amount of capital allocated to cover general and administrative expenses for the next 12 months and the amount that will be allocated for additional (Phase 2) mineral exploration.  This appears in the first paragraph under "Plan of Operation".

22.

The reason for the reference to Princeton Mining Corp.'s Copper Mountain Mine is to highlight that the area under exploration is a prospective area.  There is no intention to implicate that there are recoverable minerals on our claims.  We have deleted the offending statement.

23.

We have explained the statement that a geographical information system was set up for the enlarged property using NAD 83.

24.

We have indicated the number of rock samples taken in Phase I and sent to Acme Analytical Laboratories.

25.

We have described in more detail the activities performed in Phase I exploration.

26.

We have described in greater details the activities which will be performed in Phase II exploration.

27.

We have clarified at the end of the Plan of Operation that at this time there is no proposed program of exploration beyond Phase II.  Further exploration will be determined by the results from Phase II exploration.

28.

We have expanded the discussion of the Plan of Operation for the next 12 months as requested.  This appears in the paragraph before the heading "Exploration Completed on our Copper Prince Property".

29.

We have clarified when during the calendar year exploration activities may be conducted at the Company's properties.

Description of Property

30.

We have clarified that the Company's agreement with Mr. Shields regarding office space is discretionary.

31.

We have supplementally provided copies of Figure 1, Figure 2 and Figure 3 referred to in this section.  Copies of Figure 1, Figure 2 and Figure 3 were included in the hard copy of the original Form 10SB submission.  However, we supplementally provide additional copies of Figures 1 through 3.

Security Ownership of Certain Beneficial Owners and Management, page 18

32.

We have identified the officers and directors of the Company in the beneficial ownership table.

33.

We have confirmed that the shares presented in the table include the amount of shares with respect to which the persons have the right to acquire within 60 days.

34.

Mr. Tuskey acquired his shares in the Company on March 22, 2004 at a price of $0.01 per share.  This is the same price at which all other shareholders of the Company acquired their shares.  Mr. Tuskey is not a "promoter" as defined under Rule 405 of Regulation C.

35.

We have indicated the number of shares of common stock outstanding at the end of the disclosure under Item 4.

Directors, Executive Officers, Promoters and Control Persons, page 19

36.

We have disclosed the Company's former directors and officers.

37.

Mr. Shields' directorship with SCS Solar Computing Systems Inc. terminated in November, 2004.  We have stated that Mr. Shields is not a director of any other public companies.

38.

We have indicated the business conducted by Resource Management Associates.

39.

We have stated that the Company's officers and directors have no current plans to become involved with other mining companies.

Executive Compensation, page 20

40.

Mr. Shields and Mr. MacMillan acquired their shares on December 23, 2003 and November 12, 2003, respectively.  Each paid $0.01 per share for their shares.  This is the same consideration as paid by all other investors in the Company.

Certain Relationships and Related Transactions, page 20

41.

We have provided the information required by Item 404(d) of Regulation S-B.

Description of Securities, page 20

42.

We have removed the statement as requested.  However, if management of the Company, its corporate counsel and auditors are not authorized to make a statement that the common stock is issued as fully paid and non-assessable, who is?

Part II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 22

43.

We have indicated the amount of stock that could be sold pursuant to Rule 144 under the Securities Act.  We have provided more detail regarding Rule 144.

44.

We have confirmed there are no options, warrants or rights of exchange outstanding.

Recent Sales of Unregistered Securities, page 22

45.

We have confirmed under "Recent Sales of Unregistered Securities" that all securities were sold for cash.

46.

We have provided the facts supporting reliance on Rule 506 of Regulation D.  We have made the representation that there was no general solicitation or advertising.

47.

We have amended the disclosure to clarify that the two investors who relied on Rule 506 of Regulation D are in fact Accredited Investors.

Part - Financial Statements

Accounting Policies

48.

The second paragraph of Note 2(h) has been clarified.

General

49.

The Company's fiscal year end of March 31 has been disclosed in a note to the financial statements.

50.

The financial statements (and related disclosure) included with the 10-SB have been updated to include the unaudited financial statements for the period ended December 31, 2004.

Engineering Comments

General

51.

We have revised the disclosure as requested.

52.

We have inserted the small scale map requested.

53.

We have removed the offending references.

54.

Note that Mr. Diakow has joined the Company as Vice President of Exploration and brings 32 years of exploration and mine development experience with him.  We have also added the suggested risk factor.

Description of Business, page 3

55.

We have removed the offending language.

Plan of Operation, page 8

56.

We have removed the offending language.

Results of Phase I Exploration, page 9

57.

We have revised the text as requested.  We have deleted specifics of our Phase 1 results.

Directors, Executive Officers, Promoters and Control Persons, page 19

58.

We have made the changes requested.

We have provided the written acknowledgement from the Company which you have requested.

We look forward to receiving any additional comments which you may have or notification that the Company's Form 10-SB has been accepted for filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey